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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                             FLUKE CORPORATION
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.25 PER SHARE
                       (Title of Class of Securities)

                                343856 10 0
                               (CUSIP Number)

                              W. LOEBER LANDAU
                            SULLIVAN & CROMWELL
                              125 BROAD STREET
                          NEW YORK, NEW YORK 10004
                               (212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)



                               JUNE 24, 1994
          (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].


                                                            SEC 1746(12-91)

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                                SCHEDULE 13D


CUSIP No. 343856 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Philips Electronics N.V.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                      (b) [ ]


 3  SEC USE ONLY


 4  SOURCE OF FUNDS*

          00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

          The Netherlands

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH   7   SOLE VOTING POWER
                REPORTING PERSON WITH
                                                                1,138,144

                                                   8   SHARED VOTING POWER


                                                   9   SOLE DISPOSITIVE POWER

                                                                1,138,144

                                                   10  SHARED DISPOSITIVE POWER


 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,138,144

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                              [ ]


 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.4%

 14 TYPE OF REPORTING PERSON*

          00


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            Item 1.  Security and Issuer.

            This Amendment No. 1, dated July 26, 1995 (this "Amendment"), to the Statement on Schedule 13D, dated June 9, 1993 (the "Original Statement"), filed by Philips Electronics N.V., a corporation organized under the laws of The Netherlands ("Philips"), relates to the common stock, par value $0.25 per share (the "Common Stock"), of Fluke Corporation, formerly known as John Fluke Mfg. Co., Inc. (the "Issuer"). The address of the principal executive offices of the Issuer are located at 6920 Seaway Boulevard, Everett, Washington 98203.

            Item 2.  Identity and Background.

            (a) - (c); (f). This statement is being filed by Philips, a Netherlands corporation. Philips acts as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. The principal office and business address of Philips is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands. Philips is sometimes referred to herein as the "Reporting Person."

            Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of Philips.
Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of the corporation or other organization in which such employment is conducted.

            (d) and (e). During the last five years, the Reporting Person and, to the knowledge of the Reporting Person, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Item 3.  Source and Amount of Funds or Other
                      Consideration.

            Philips acquired 1,000,000 shares of Common Stock of the Issuer in part consideration of the sale of Philips' Test and Measurement Business to the Issuer. At the same time, Philips acquired a further 538,144 shares of Common Stock upon conversion

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of 78,462 shares of Series A Convertible Preferred Stock of the Issuer which were acquired in September, 1987.


            Item 4.  Purpose of Transaction.

            Philips acquired the shares of Common Stock beneficially owned by it for the purpose of investment. Except as otherwise indicated in this
Item 4, Philips has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

            Philips intends to review on a continuing basis its investment in the issuer and, subject to the terms and conditions of the Stock Purchase Agreement dated May 26, 1993 (the "Stock Purchase Agreement") annexed to the Purchase Agreement, dated February 26, 1993, which was filed as Exhibit I to the Original Statement, may increase or decrease such investment. Philips has agreed, pursuant to the Stock Purchase Agreement, to standstill arrangements and other restrictions and Philips may only sell such Common Stock pursuant to certain quantity and timing limitations. Pursuant to the Stock Purchase Agreement, the Issuer has the right of first refusal to purchase any shares offered for sale by Philips.

            Pursuant to the terms of the Stock Purchase Agreement, Philips is entitled to designate two individuals to the Board of Directors of the Issuer, so long as the Common Stock beneficially owned by Philips exceeds 12% of the Issuer's outstanding Common Stock. If, at any time, Philips' interest in the Common Stock drops below 12%, Philips shall cause one of the two Directors so designated to immediately offer to resign from the Board of Directors of the Issuer. If the Common Stock beneficially owned by Philips drops below 6% of the Issuer's outstanding Common Stock, Philips has agreed to cause the remaining Director designated by Philips to immediately offer to resign from the Board of Directors of the Issuer. Currently Mr. Tumminello, the Chief Executive Offer of North American Philips Corporation, and Dr. J. Peter Bingham, the President of Philips Laboratories in the U.S., are the Directors designated by Philips.

            Item 5.  Interest in Securities of the Issuer.

            (a) and (b). Philips beneficially owns 1,138,144 shares (14.4%) of the Common Stock of the Issuer. Philips is deemed to have sole voting and dispositive power over 1,138,144 shares of such Common Stock.

            (c). On May 26, 1993, in part consideration for the sale of its Test and Measurement business, Philips received 1,000,000

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shares of Common Stock of the Issuer pursuant to the Stock Purchase
Agreement. In addition, pursuant to a stock purchase agreement entered into in September, 1987, Philips acquired 78,462 shares of Series A Convertible Preferred Stock (the "Preferred Stock") of the Issuer which, upon the occurrence of certain events, are convertible into Common Stock. Although no event permitting conversion had occurred, on May 26, 1993, pursuant to the Stock Purchase Agreement, the Issuer permitted Philips to convert its 78,462 shares of Preferred Stock into 538,144 shares of Common Stock. As previously reported by the Issuer in its 1994 proxy statement, on June 24, 1994, pursuant to the terms of the Stock Purchase Agreement (as defined below) the Issuer exercised its right of first refusal to purchase 150,000 shares of Common Stock from Philips for $4.6 million (approximately $30.53 per share). Pursuant to the Stock Purchase Agreement, dated as of June 16, 1995 (the "Electris Agreement"), by and between Philips and Electris Finance, S.A., a Luxembourg company and wholly owned subsidiary of Philips ("Electris"), on June 19, 1995 Philips sold 250,000 shares of Common Stock to Electris for $10 million ($40.00 per share). The Issuer had previously failed to exercise its right of first refusal with respect to such shares of Common Stock. A copy of the Electris Agreement is attached hereto as Exhibit II and is incorporated by reference herein. Pursuant to the Stock Purchase Agreement, dated as of June 26, 1995 (the "Sedifo Agreement"), by and between Electris and Sedifo S.A., a Swiss company ("Sedifo"), on June 30, 1995 Electris sold 250,000 shares of Common Stock to Sedifo for approximately $10.4 million ($41.75 per share). A copy of the Sedifo Agreement is attached hereto as Exhibit III and is incorporated by reference herein.

            Item 6.  Contracts, Arrangements, Understandings or
                      Relationships with Respect to Securities of the Issuer.

            Standstill Arrangements. Pursuant to the Stock Purchase Agreement, Philips has agreed to a standstill agreement in which neither Philips nor any entity in which Philips has a 50% or greater ownership interest can increase Philips' aggregate voting power above the percentage controlled by Philips immediately following the closing of the purchase transaction. Notwithstanding the foregoing, Philips' percentage aggregate voting power may exceed such maximum percentage if the increase of percentage is a result of an acquisition of stock by the Issuer which, by reducing the number of shares outstanding increases the proportionate number of shares beneficially owned by Philips.

            Philips is also subject to limitations on the amount of and the manner in which it may dispose of the shares of Common Stock, as detailed in the Stock Purchase Agreement.

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            No Inducement of Change of Control.  Philips has also agreed not to directly or indirectly initiate, induce, encourage or assist any person in any plan, proposal or other effort to purchase or offer to purchase the Issuer or control of the Issuer, or cause the sale of the Issuer or control of the Issuer in opposition to the recommendation of the majority of the Board of Directors. Such restriction shall not be deemed to restrict Philips' right to vote the shares of Common Stock otherwise permitted in the Stock Purchase Agreement.

            Registration Rights. The Stock Purchase Agreement provides that, upon written request of Philips, the Issuer will register the shares of Common Stock acquired by Philips in the event that the Issuer chooses not to exercise its right of first refusal. If Philips has otherwise sold shares pursuant to an unregistered offering as provided in the Stock Purchase Agreement, such purchaser may also elect to have such shares covered by the registration statement.


            Item 7.  Material to be Filed As Exhibits.

            Exhibit           Description

               II       Electris Agreement
              III       Sedifo Agreement

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1995               PHILIPS ELECTRONICS N.V.,
                                          a Netherlands corporation


                                          By: /s/ J.D. Timmer
                                              Name:   J.D. Timmer
                                              Title:  President and Chairman
                                                      of the Board of
                                                      Management


                                          By: /s/ D.G. Eustace
                                              Name:   D.G. Eustace
                                              Title:  Executive Vice-President
                                                      and member of the Board
                                                      of Management

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                                 SCHEDULE I

                      Members of the Supervisory Board


 NAME:                         F. A. Maljers
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  The Netherlands

 NAME:                         A. Leysen
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  Belgium


 NAME:                         F. X. Ortoli
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  France

 NAME:                         M. Kuilman
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  The Netherlands

 NAME:                         J.F. Bennett
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  U.S.A.


 NAME:                         P.G. Gyllenhammar
 Business Address:             MC Securities Limited
                               Commercial Union Tower
                               One Undershaft
                               London EC3A 8LH, United Kingdom
 Principal Occupation:         Chairman
 Citizenship:                  Sweden

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 NAME:                         W. Hilger
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  Germany


 NAME:                         G. Jeelof
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  The Netherlands


 NAME:                         L.C. van Wachem
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  The Netherlands

 NAME:                         C. J. Oort
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Retired
 Citizenship:                  The Netherlands



              BOARD OF MANAGEMENT AND GROUP MANAGEMENT COMMITTEE


 NAME:                         J.D. Timmer
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         President, Chairman of the Board of
                                Management and the Group Management
                                Committee
 Citizenship:                  The Netherlands

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 NAME:                         F.P. Carrubba
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Executive Vice President, Member of
                                the Board of Management and the Group
                                Management Committee
 Citizenship:                  U.S.A.


 NAME:                         D.G. Eustace
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Executive Vice President, Member of
                                the Board of Management and the Group
                                Management Committee
 Citizenship:                  United Kingdom


 NAME:                         H. Bodt
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Executive Vice President, Member of
                                the Board of Management and the Group
                                Management Committee
 Citizenship:                  The Netherlands

 NAME:                         P.J. Everaert
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Executive Vice President, Member of
                                the Board of Management and the Group
                                Management Committee
 Citizenship:                  U.S.A.

 NAME:                         C. Boonstra
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Executive Vice President, Member of
                                the Board of Management and the Group
                                Management Committee
 Citizenship:                  The Netherlands

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 NAME:                         W. de Kleuver
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and Chairman of the
                                Components Division
 Citizenship:                  The Netherlands


 NAME:                         A. M. Levy
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and President of
                                Polygram N.V.
 Citizenship:                  France


 NAME:                         M.P. Moakley
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and Chairman of the
                                Medical Systems Division
 Citizenship:                  U.S.A.

 NAME:                         J.C. Tollenaar
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and Chairman of the
                                Sound & Vision Division
 Citizenship:                  The Netherlands

 NAME:                         K. Kennedy
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and Chairman of the
                                Domestic Appliances and Personal
                                Care Division
 Citizenship:                  United Kingdom

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 NAME:                         D. J. Dunn
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and Chairman of the
                                Semiconductors Division
 Citizenship:                  United Kingdom

 NAME:                         J. Whybrow
 Business Address:             Philips Electronics N.V.
                               Groenewoudseweg 1
                               5621 BA Eindhoven, The Netherlands
 Principal Occupation:         Member of the Group Management
                                Committee and Chairman of the
                                Lighting Division
 Citizenship:                  United Kingdom

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                             INDEX TO EXHIBITS


 Exhibit No.     Exhibit                                              Page

       II        Electris Agreement                                   II-1

       III       Sedifo Agreement                                     III-1